December 10, 2007

Mail Stop 3651

By U.S. Mail and facsimile to (718)709-3631

Mr. David Barger
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, NY 11375

> **Re: JetBlue Airways Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 000-49728**

Dear Mr. Barger:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your supplemental response to prior comment 3, we believe that the identify of your benchmark companies is material information. Please confirm that you will identify all benchmark companies in future filings.

2. While we note your supplemental response to prior comment 5, we re-issue the prior comment. Please confirm that you will disclose in future filings specific performance targets and "sub-goals", including, for example, targets for growth, profitability, and internal revenue. If you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 5 for additional guidance, as appropriate.

3. While we note your response to prior comment 8, we re-issue the comment in part. Specifically, please confirm that you will comply in future filings with the first sentence of prior comment 8.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor